

Mail Stop 4561

October 20, 2015

Joshua L. Coates
Chief Executive Officer
Instructure, Inc.
6330 South 3000 East, Suite 700
Salt Lake City, UT 84121

> **Re: Instructure, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 9, 2015**
> **File No. 333-207349**

Dear Mr. Coates:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Business Model, page 48

1.   You disclose that over time, as your customer base grows and higher percentages of revenue are attributable to renewals than new customers or upsells, the associated sales and marketing and other allocated upfront costs as a percentage of revenue will decrease. Given this general expectation of a decrease in allocated costs, please revise your filing to explain why your 2011 cohort margin is lower than your 2012 and 2013 cohort margins, instead of higher. Similarly, please provide the same disclosure to explain why your 2012 cohort margin is lower than your 2013 cohort margin. Please also discuss the reasons for the significant negative margin related to your 2015 customer cohort.

2.   Please tell us whether you consider your presentation of customer cohort contribution margin to be a non-GAAP measure and if not, please tell us why not. If so, please tell us your consideration to disclose the information required by Item 10(e) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303, or Craig D. Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, me at (202) 551-3456, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney
Office of Information Technologies and Services

cc: John McKenna, Esq.
        Cooley LLP